March 16, 2012

Mr. John Cash, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, DC 20549-5546

Re: Ethan Allen Interiors, Inc.

Form 10-K for the fiscal year ended June 30, 2011

File No. 1-11692

Dear Mr. Cash:

In the attached responses to your letter dated February 28, 2012, we have noted your original comments in bold followed by our response to facilitate the review process. Further, in providing the attached responses, we hereby acknowledge the following:

►	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
►	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
►	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Ethan Allen provides to the Staff of the Division of Corporation Finance in your review of the Company's filing or in response to the Staff's comments on the Company's filing.

Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

/s/ David R. Callen

David R. Callen

Vice President Finance & Treasurer

Annual Report on Form 10-K for fiscal year ended June 30, 2011

Fiscal 2011 compared to Fiscal 2010, page 24

Retail Operating Loss, page 26

1.

We note here and elsewhere in the filing that you have made changes in your commission structure. To the extent that these changes materially impacted your results of operations or may materially impact future results of operations or liquidity, please clarify what changes were made to the commission structure in future filings.

Response:   We have noted your comment and, where applicable, will include responsive disclosure in future filings.

Interest and Other Income, net, page 26

2.

Please further explain to us the nature of the $1.5 million out of period adjustment. To the extent that this adjustment should have been recorded in previously reported periods, please also address how you determined that it was not material for restatement.

Response:   The Company operates a wholesale business which enters into licensing agreements with independent parties, foreign and domestic, pursuant to which those independent parties are authorized to act as retailers of the Company's products. One such agreement consummated in fiscal 2001 included a royalty fee based on the independent retailer's sales to its customers. This fee was payable in arrears to the Company on a quarterly basis. The licensee's sales reporting to the Company was not provided timely and since the resulting royalty fee amounts were immaterial, this income was recorded by the Company on a one quarter lag. During the fiscal quarter ended September 30, 2010, the Company and its licensee entered negotiations to modify the license agreement. The Company determined at that point that a one-time catch up entry would be booked to recognize the one quarter lag income as an out of period adjustment of $1.5 million before tax. Subsequent income from this agreement has been recorded on a current basis in accordance with U.S. GAAP.

In assessing the materiality of the financial statement item in fiscal 2011 and prior periods, the Company considered both qualitative and quantitative indications. For guidance in this matter the Company reviewed and applied Securities and Exchange Commission Staff Accounting Bulletin No. 99 (SAB99) as the authoritative guidance. Based upon our calculations, there was no material impact on prior quarters' earnings under the iron curtain, rollover, or dual methods for any period presented, with pretax income being misstated by no more than $0.5 million in any quarter or year under the rollover method or by no more than $1.5 million under the dual and iron curtain methods. The Company also evaluated all qualitative factors as discussed in SAB99 and concluded there were no qualitative or quantitative indicators that suggested that the out of period amounts were material. Further, the Company disclosed this out of period adjustment in the MD&A for the periods reported after the correction.

Consolidated Statement of Cash Flows, page 38

3.

We note that you have classified changes in restricted cash as an investment activity on your statement of cash flows. Please explain in detail how this classification is consistent with ASC Topic 230. In this regard, please tell us your consideration of presenting the changes in restricted cash balances as operating or financing activities.

Response:   The Company has restricted cash which is held as collateral for the benefit of two vendors; one that provides workers compensation and other insurance to us and another that issues our private label credit card. These restricted funds, which can be invested by us only in money market mutual funds, and U.S. Treasuries and U.S. Government agency fixed income instruments with maturities of two years or less, cannot be withdrawn from the respective accounts in which they are held without the prior written consent of the applicable secured party. The amounts of this restricted cash have changed when (i) the investment accounts were initially funded, (ii) restricted cash was invested, (iii) investments were redeemed, (iv) changes were made to the amount of collateral required by the either of the Company's vendors, and (v) less than $75 thousand per year of investment income earned is credited to these accounts. These funds may not be used to satisfy any other operating or financing obligations of the Company. The Company's classification of changes in restricted cash as an investment activity is consistent with ASC Topic 230 because the activities defined in sections 45-11, 45-12, and 45-13 specify that cash flows incurred for transactions to acquire or dispose of other entities' debt or equity instruments and the return of those investments are to be classified as cash flows from investing activities. The transactions which result in changes in our restricted cash and investments are strictly investment related in nature. They are intended to generate a return on that cash and investments, in addition to providing collateral comfort for the vendors of the Company for whose benefit they are pledged. As such, changes in our restricted cash are appropriately classified as cash flows from investing activities.

The changes in restricted cash should not be considered as operating activities because the transactions which drove the changes in restricted cash did not result in direct effects on net income, nor did they have the characteristics of the elements prescribed in sections 45-16 and 45-17 of ASC Topic 230. Further the transactions impacting restricted cash did not involve the production or delivery of goods and services related to the Company's business purpose and the restricted cash is not co-mingled with the Company's operating assets. Consequently, treatment of this restricted cash movement as an operating activity would not be appropriate.

The changes in restricted cash should not be considered financing activities because the transactions causing changes in restricted cash did not in any way result from transactions with lenders or owners of the business, nor did they have the characteristics of the elements prescribed in sections 45-14 and 45-15 of ASC Topic 230. The restricted cash transactions were incurred for the comfort and benefit of vendors of the Company but were not a resource or form of financing from those vendors. These vendors do not provide funding to the Company and therefore no financing costs could be nor have been affected by the existence of the restricted cash accounts. Consequently, treatment of this restricted cash movement as a financing activity would not be appropriate.

In consideration of the facts noted above as well as a review of relevant accounting guidance, the Company believes that the changes in restricted cash are appropriately classified as cash flows from investing activities, and no alternative presentations such as those described in ASC 230-10-45-22 are appropriate.

Footnotes to the Financial Statements

(8) Leases, page 48

4.

We note that you have operating leases for retail space and transportation equipment. Please tell us how you evaluated the requirements of ASC Topic 810-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Response:   Regarding the default provisions under ASC Topic 810-10-25-14, the Company does not have any leases that contain non-performance-related default covenants, material adverse change clauses, cross-default provisions, or subjective default provisions. The Company's leases do not contain any default provisions that are unrelated to the Company's use of the property.

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